SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. ___)*


                             Laser Power Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     common stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   51806K 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Richard C. Laird
                            Executive Vice President
                               Union Miniere Inc.
                        13135 West Second Place, No. 3521
                               Lakewood, CO 80228
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                      September 29, 1999 to October 1, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                              (Page 1 of 24 Pages)

                                  SCHEDULE 13D

-----------------------------                    -------------------------------
CUSIP No. 51806K   10  4                         Page 2 of 24 Pages
-----------------------------                    -------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          n.v. Union Miniere s.a.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          WC
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 |_|

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Belgium
--------------------------------------------------------------------------------
                7      SOLE VOTING POWER
  NUMBER OF            0
   SHARES              ---------------------------------------------------------
BENEFICIALLY    8      SHARED VOTING POWER
  OWNED BY             1,276,713
    EACH               ---------------------------------------------------------
  REPORTING     9      SOLE DISPOSITIVE POWER
   PERSON              0
    WITH               ---------------------------------------------------------
                10     SHARED DISPOSITIVE POWER
                       1,276,713
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,276,713
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          14.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-----------------------------                    -------------------------------
CUSIP No. 51806K   10  4                         Page 3 of 24 Pages
-----------------------------                    -------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Union Miniere Inc.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          WC
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 |_|

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                7      SOLE VOTING POWER
  NUMBER OF            0
   SHARES              ---------------------------------------------------------
BENEFICIALLY    8      SHARED VOTING POWER
  OWNED BY             1,276,713
    EACH               ---------------------------------------------------------
  REPORTING     9      SOLE DISPOSITIVE POWER
   PERSON              0
    WITH               ---------------------------------------------------------
                10     SHARED DISPOSITIVE POWER
                       1,276,713
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,276,713
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          14.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                    -------------------------------
CUSIP No. 51806K 10 4                            Page 4 of 24 Pages
-----------------------------                    -------------------------------

Item 1            Security and Issuer

                  This statement relates to the common stock, par value $0.001 per share, of Laser Power Corporation, a Delaware corporation. The address of the principal executive offices of Laser Power is 12777 High Bluff Drive, San Diego, California, 92130.

Item 2            Identity and Background

         (a) This statement is filed jointly by each of the following persons pursuant to Rule 13d-1(a) promulgated by the Securities and Exchange Commission (the "SEC") under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"): (i) Union Miniere Inc., a Delaware corporation, by virtue of its direct beneficial ownership of Laser Power's common stock and (ii) n.v. Union Miniere s.a., a Belgian corporation, which owns approximately 82% of the stock of Union Miniere Inc. The remaining stock of Union Miniere Inc. is held by n.v. Sogem s.a., a Belgian corporation, virtually all of the outstanding shares of which are held by n.v. Union Miniere s.a. Union Miniere Inc. and n.v. Union Miniere s.a. are sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons."

                  Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and neither Reporting Person assumes responsibility for the accuracy or completeness of information by the other Reporting Person.

                  The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

                  Certain information required by this Item 2 concerning the directors, executive officers and controlling persons of the Reporting Persons is set forth on Schedule A attached hereto, which is incorporated herein by reference.

                  (b) The address of the principal business and principal office of Union Miniere Inc. is 3120 Highwoods Boulevard, Suite 110, Raleigh, NC 27604. The address of the principal business and principal office of n.v. Union Miniere s.a. is Rue du Marais, Broekstraat 31, B-1000 Brussels, Belgium.

                  (c) The principal business of Union Miniere Inc. is manufacturing, purchasing and marketing a wide range of metals, minerals and related products. The principal business of n.v. Union Miniere s.a. is extracting, refining, marketing and recycling a wide range of metals, minerals and related products.

                  (d) During the past five years, neither of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A to this statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

-----------------------------                    -------------------------------
CUSIP No. 51806K 10 4                            Page 5 of 24 Pages
-----------------------------                    -------------------------------

                  (e) During the past five years, neither of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A to this statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3            Source and Amount of Funds or Other Consideration

                  On September 29, 1999, Union Miniere Inc. purchased 200,000 shares of common stock of Laser Power on the open market for an aggregate purchase price of $562,500, including brokerage commissions. On September 30, 1999, Union Miniere Inc. purchased an additional 130,000 shares of Laser Power's common stock on the open market for an aggregate purchase price of $390,000, including brokerage commissions. On October 1, 1999, Union Miniere Inc. purchased an additional 32,000 shares of Laser Power's common stock on the open market for an aggregate purchase price of $96,500, including brokerage commissions. The source of funds used to pay for these shares was Union Miniere Inc.'s working capital.

Item 4            Purpose of Transaction

                  As discussed in Item 3, Union Miniere Inc. purchased an aggregate of 362,000 shares of Laser Power's common stock on September 29, 1999, September 30, 1999 and October 1, 1999.

                  In February 1999, Union Miniere Inc. and Laser Power discussed a possible negotiated transaction between the parties. In connection with these negotiations, Union Miniere Inc. executed a letter agreement, dated February 25, 1999 (the "Confidentiality Agreement"), in which Union Miniere Inc. agreed not to use or disclose certain confidential information of Laser Power provided to Union Miniere Inc. in connection with such discussions. As part of the Confidentiality Agreement, Union Miniere Inc. agreed that, except in certain circumstances described below, it will not

         o make or participate in (i) any acquisition of beneficial ownership of any securities of Laser Power (except in certain circumstances) if, after such acquisition, Union Miniere Inc. would own 15% or more of Laser Power's outstanding voting stock, (ii) any acquisition of any assets of Laser Power,
                  (iii) any tender offer, merger, or similar transaction involving Laser Power or any of its subsidiaries or other affiliates, or (iv) any "solicitation" of "proxies" with respect to any securities of Laser Power;

         o form, join or participate in a "group" (as defined in the Securities Exchange Act of 1934) with respect to the beneficial ownership of any securities of Laser Power;

         o act to seek to control or influence the management, board of directors or policies of Laser Power;

-----------------------------                    -------------------------------
CUSIP No. 51806K 10 4                            Page 6 of 24 Pages
-----------------------------                    -------------------------------

         o take any action that might require Laser Power to make a public announcement regarding any merger, asset acquisition, tender offer, or similar transaction;

         o agree or offer to take, or encourage or propose the taking of, any of the foregoing actions;

         o assist, induce or encourage any other person to take any of the foregoing actions; or

         o enter into any discussions, negotiations, arrangement or agreement with any other person relating to any of the foregoing.

Union Miniere Inc. may pursue any of the foregoing transactions (1) if the transaction is approved by a majority of the disinterested members of Laser Power's Board of Directors or (2) while any person or entity other than Union Miniere Inc. is pursuing any of the foregoing transactions and such person's or entity's pursuit of such a transaction has been publicly disclosed.

                  In July 1999, Union Miniere Inc. submitted a proposal to Laser Power to acquire a substantial majority of the assets of Laser Power, which Laser Power rejected. Union Miniere Inc. is still considering what course of action it will pursue, if any, in response to Laser Power's rejection of its proposal. Union Miniere's purpose in purchasing the shares on September 29 and 30 and October 1 was to maintain a significant equity position in Laser Power while it considers its options.

                  Union Miniere Inc. holds a warrant, exercisable at $3.00 per share, to purchase up to 50,000 shares of Laser Power's common stock, and a second warrant, exercisable at $4.50 per share, to purchase up to 20,000 shares of Laser Power's common stock. Union Miniere Inc. also holds debentures that are convertible, at a price of $4.625 per share, into 358,918 shares of Laser Power's common stock.

                  Depending on market conditions and other factors, including its evaluation of Laser Power's businesses and prospects, availability of funds, alternative uses of funds and general economic conditions, Union Miniere Inc. may from time to time acquire shares in the open market or in privately negotiated transactions, exercise its warrants, convert its debentures, hold any shares so acquired, dispose of all or a portion of its investment in Laser Power in the open market or in privately negotiated transactions, or consider engaging in one or more of the transactions addressed by the Confidentiality Agreement.

                  Although the Reporting Persons are still considering what course of action they will pursue, they have not ruled out the possibility that they will take actions which relate to or would result in one or more of the following:

                  (a) the acquisition by any person of additional securities of Laser Power, or the disposition of securities of Laser Power;

                  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Laser Power or any of its subsidiaries;

-----------------------------                    -------------------------------
CUSIP No. 51806K 10 4                            Page 7 of 24 Pages
-----------------------------                    -------------------------------

                  (c) a sale or transfer of a material amount of assets of Laser Power or any of its subsidiaries;

                  (d) a change in the present board of directors or management of Laser Power;

                  (e) a material change in the present capitalization or dividend policy of Laser Power;

                  (f) another material change in Laser Power's business or corporate structure;

                  (g) changes in Laser Power's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Laser Power by any person;

                  (h) causing a class of securities of Laser Power to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) a class of equity securities of Laser Power becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                  (j) an action similar to any of those enumerated above.

                  Richard C. Laird, a director and Executive Vice President of Union Miniere Inc., is a former director of Laser Power. As a result, Mr. Laird may be aware of plans or proposals of other persons or entities which relate to or may result in a change, event or transaction similar to the foregoing to the extent that he participated in relevant deliberations of Laser Power's board of directors. Mr. Laird resigned from Laser Power's board of directors on October 5, 1999.

Item 5            Interest in Securities of Laser Power

                  (a) Union Miniere Inc. is the beneficial owner of 1,276,713 shares of Laser Power's common stock, including 70,000 shares issuable to Union Miniere Inc. upon the exercise of warrants it holds, and 358,918 shares issuable upon the conversion of debentures. Because n.v. Union Miniere s.a. owns, directly or indirectly, virtually all of the shares of outstanding stock of Union Miniere Inc., n.v. Union Miniere s.a. beneficially owns all of these shares. The shares beneficially owned by the Reporting Persons represent approximately 14.3% of Laser Power's outstanding common stock (calculated as required by Rule 13d-3(d)(1) and assuming that there are 8,477,288 shares of Laser Power common stock outstanding, as reported in Laser Power's Quarterly Report on Form 10-Q for the period ended June 27, 1999).

                  Richard C. Laird is the beneficial owner of 14,465 shares of Laser Power's common stock, including 10,000 shares issuable upon the exercise of stock options he holds, and excluding shares beneficially owned by Union Miniere Inc., of which Mr. Laird may be deemed to have, but

-----------------------------                    -------------------------------
CUSIP No. 51806K 10 4                            Page 8 of 24 Pages
-----------------------------                    -------------------------------

disclaims, beneficial ownership. These shares represent less than 1% of Laser Power's common stock. To the best of the Reporting Persons' knowledge, none of the other directors or executive officers of the Reporting Persons' beneficially owns shares of Laser Power's common stock.

                  (b) The Reporting Persons may be deemed to share with each other voting and dispositive power over all of the shares of Laser Power's common stock they beneficially own and, to the best of the Reporting Person's knowledge, Mr. Laird has sole voting and dispositive power over his shares of Laser Power common stock.

                  (c) Except as otherwise set forth in this statement, neither of the Reporting Persons nor, to the best of their knowledge, any of their directors or executive officers has effected any transactions in Laser Power's common stock during the past 60 days.

                  (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Laser Power's common stock beneficially owned by Union Miniere Inc. or, to the best of the Reporting Persons' knowledge, Mr. Laird.

                  (e) The Reporting Persons have not ceased being the beneficial owner of more than 5% of Laser Power's outstanding common stock.

Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Laser Power

                  Union Miniere Inc. holds a warrant to purchase 50,000 shares of Laser Power's common stock. This warrant has an exercise price of $3.00 per share and expires on April 23, 2003. Union Miniere Inc. also holds a warrant to purchase 20,000 shares of Laser Power's common stock. This warrant has an exercise price of $4.50 per share and expires on December 6, 2006. In the event that Union Miniere Inc. ceases to have a representative on the board of directors of Laser Power, these warrants will expire 30 days following the termination of any such director's membership on the board of directors. With Mr. Laird's resignation from Laser Power's board of directors on October 5, 1999, Union Miniere Inc. ceased to have a representative on Laser Power's board of directors. A copy of the form of these warrants has been filed with the SEC by Laser Power and is incorporated herein by reference.

                  Union Miniere Inc. is the holder of debentures from Laser Power that are convertible into 358,918 of Laser Power's common stock at a conversion price of $4.625 per share. The debentures may be converted into common stock at any time prior to their maturity on November 2, 2000. Copies of these debentures, as amended, have been filed with the SEC by Laser Power and are incorporated herein by reference.

                  Richard C. Laird holds an option to purchase 5,000 shares of Laser Power's common stock at an exercise price of $1.07 per share and a second option to purchase 5,000 shares of Laser Power's common stock at an exercise price of $4.94 per share. Both of these options were fully vested upon their grant. Under their terms, these options will expire three months after Mr. Laird's resignation from Laser Power's board of directors. A copy of the form of

-----------------------------                    -------------------------------
CUSIP No. 51806K 10 4                            Page 9 of 24 Pages
-----------------------------                    -------------------------------

Nonstatutory Stock Option has been filed with the SEC by Laser Power and is incorporated herein by reference.

                  Laser Power entered into a Registration Rights Agreement with Union Miniere Inc. and another Laser Power stockholder, dated May 1997, (the "Registration Rights Agreement") pursuant to which the stockholders have the right in certain circumstances to require Laser Power to register their shares of Laser Power common stock for resale under the Securities Act. Except in limited circumstances, Laser Power is obligated to pay all expenses in connection with such registration. A copy of the form of the Registration Rights Agreement has been filed with the SEC by Laser Power and is incorporated herein by reference.

                  As described in response to Item 4 above, Union Miniere Inc. is a party to the Confidentiality Agreement that contains certain standstill provisions. A copy of the Confidentiality Agreement is filed as an exhibit hereto and is incorporated herein by reference.

Item 7            Material to be Filed as Exhibits

Exhibit                                      Description
-------                                      -----------
1             Joint Filing Agreement
2             Confidentiality Agreement between Laser Power and Union Miniere
              Inc., dated February 25, 1999.
3             Form of Warrant issued to Union Miniere Inc. by Laser Power
              Corporation. (1)
4             Form of Registration Rights Agreement, dated May 1997, by and among Laser Power Corporation, Union Miniere Inc. and Proxima
              Corporation. (2)
5             Series A Convertible Subordinated Debenture, dated December 29,
              1988, issued by Laser Power Corporation to Union Mines Inc. (and later assigned to Union Miniere Inc.) (1)
6             Series A Convertible Subordinated Debenture, dated June 18, 1990, issued by Laser Power Corporation to Union Mines Inc. (and later assigned to Union Miniere Inc.) (1)
7             Form of Amendment to Convertible Subordinated Debentures by and
              between Laser Power Corporation and Union Miniere Inc., dated as of May 1997. (2)
8             Form of Nonstatutory Stock Option issued to Richard C. Laird. (2)

--------------
(1) Incorporated by reference to Laser Power's Registration Statement on Form SB-2, No. 333-24421, as filed on April 2, 1997.

(2) Incorporated by reference to Laser Power's Registration Statement on Form SB-2, No. 333-24421, as filed on June 10, 1997.

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CUSIP No. 51806K 10 4                            Page 10 of 24 Pages
-----------------------------                    -------------------------------

                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: October 6, 1999                      n.v. Union Miniere s.a.

                                            /s/ Thomas Leysen
                                            ------------------------------------

                                            Name:  Thomas Leysen
                                                   -----------------------------

                                            Title: Executive Vice President
                                                   -----------------------------


Dated: October 5, 1999                      Union Miniere Inc.

                                            /s/ Richard C. Laird
                                            ------------------------------------
                                            Richard C. Laird
                                            Executive Vice President

-----------------------------                    -------------------------------
CUSIP No. 51806K 10 4                            Page 11 of 24 Pages
-----------------------------                    -------------------------------

                                   Schedule A

Name, Address and                                   Position with Union         Present Principal Occupation (if other
Country of Citizenship                              Miniere Inc./Position       than position with Union Miniere Inc. or
                                                    with n.v. Union Miniere     n.v. Union Miniere s.a.)
                                                    s.a.
Arnoud de Pret                                      Director, Chairman and
c/o n.v. Union Miniere s.a.                         President/Chief Financial
Rue du Marais 31                                    Officer
B-1000
Brussels, Belgium
(Belgian Citizen)

Etienne Denis                                       Director/Senior Vice        Chief Executive Officer of Sibeka s.a., a
c/o n.v. Union Miniere s.a.                         President                   subsidiary of n.v. Union Miniere s.a.
Rue du Marais 31                                                                engaged in the natural and synthetic
B-1000                                                                          diamond sectors and the production of
Brussels, Belgium                                                               diamond tools.
(Belgian Citizen)

Richard C. Laird                                    Director and Executive
c/o Union Miniere Inc.                              Vice President/None
3120 Highwoods Blvd., Ste. 110
Raleigh, North Carolina  27604
(U.S. Citizen)

Mark Caffarey                                       Director/None               President of Sogem USA Inc., a subsidiary
c/o Sogem USA Inc.                                                              of Union Miniere Inc. which acts as the
3120 Highwoods Blvd., Ste. 110                                                  trading arm of Union Miniere Inc. and n.v.
Raleigh, North Carolina  27604                                                  Union Miniere s.a.
(U.K. Citizen)

Alain Godefroid                                     Director/Senior Vice
c/o n.v. Union Miniere s.a.                         President Legal and
Rue du Marais 31                                    Environmental Affairs
B-1000
Brussels, Belgium
(Belgian Citizen)

Marc Van Sande                                      Director/Executive Vice
c/o n.v. Union Miniere s.a.                         President
Rue du Marais 31
B-1000
Brussels, Belgium
(Belgian Citizen)

Chris Tybaert                                       General Manager, Carolmet
c/o Carolmet                                        Division/None
17180 Airport Road
Maxton, North Carolina  28364
(Belgian Citizen)

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CUSIP No. 51806K 10 4                            Page 12 of 24 Pages
-----------------------------                    -------------------------------

Name, Address and                                   Position with Union         Present Principal Occupation (if other
Country of Citizenship                              Miniere Inc./Position       than position with Union Miniere Inc. or
                                                    with n.v. Union Miniere     n.v. Union Miniere s.a.)
                                                    s.a.
Frank Shinneman                                     Manager--Venture Unit,
c/o Union Miniere Inc.                              U.S. Operations
3120 Highwoods Blvd., Ste. 110
Raleigh, North Carolina  27604
(U.S. Citizen)

Ignace de Ruijter                                   General Manager--U.S.
c/o South Boston Semiconductor Business             Operations, Electro-Optic
12 Channel Street, No. 702                          Materials Division
Boston, Massachusetts  02210
(Belgian Citizen)

Thomas Corrigan                                     Controller and Assistant
c/o Union Miniere Inc.                              Treasurer/None
3120 Highwoods Blvd., Ste. 110
Raleigh, North Carolina 27604
(U.S. Citizen)

Etienne Davignon                                    None/Chairman of the        Chairman of Societe Generale de Belique, a
c/o Societe Generale de Belgique                    Board                       holding company.
Rue Royale 30
1000 Brussels
(Belgian Citizen)

Karel Vinck                                         None/Chief Executive
c/o n.v. Union Miniere s.a.                         Officer, Chairman of the
Rue du Marais 31                                    Executive Committee
1000 Brussels
(Belgian Citizen)

Marc Yves Blanpain                                  None/Director               Chairman of Banque Belgolaise
Rue Bois Eloi 18
1380 Lasne
(Belgian Citizen)

Jean-Luc Dehaene                                    None/Director               Belgian Senator
Berkendallaan 42
1800 Vilvoorde
(Belgian Citizen)

Erik E. Dejonghe                                    None/Director               Senior Vice President and Chief Operating
c/o BARCO N.V.                                                                  Officer of BARCO N.V., which is engaged in
President Kennedypark 35                                                        the projection systems, display systems,
8500 Kortrijk                                                                   communication systems, automation and
(Belgian Citizen)                                                               inspection systems industry.

Paul de Keersmaeker                                 None/Director               Chairman of Interbrew, a brewing company,
c/o Tractebel                                                                   and Chairman of KBC Bank.
place du Trone 1
1000 Brussels
(Belgian Citizen)

-----------------------------                    -------------------------------
CUSIP No. 51806K 10 4                            Page 13 of 24 Pages
-----------------------------                    -------------------------------

Name, Address and                                   Position with Union         Present Principal Occupation (if other
Country of Citizenship                              Miniere Inc./Position       than position with Union Miniere Inc. or
                                                    with n.v. Union Miniere     n.v. Union Miniere s.a.)
                                                    s.a.
Philippe Delaunois                                  None/Director               Chairman of Mediabel, a press group.
Chemin de Couture 3A
1380 Lasne
(Belgian Citizen)

Hubert Detremmerie                                  None/Director               Honorary President of the BACOB Bank
Terkleppe 10
9660 Brakel
(Belgian Citizen)

Pierre Klees                                        None/Director               Chief Executive Officer of BIAC, which is
c/o BIAC (6eme etage)                                                           engaged in airport management.
Aeroport Bruxelles-National
1930 Zaventem
(Belgian Citizen)

Christine Morin-Postel                              None/Director               Chief Executive Officer of Societe
c/o Societe Generale de Belgique                                                Generale de Belgique, a holding company.
Rue Royale 30
1000 Brussels
(French Citizen)

Jean-Pierre Standaert                               None/Director               Director of Legal Affairs--Secretary
c/o Societe General de Belique                                                  General of Societe General de Belgique and
Rue Royale 30                                                                   General Counsel of Suez-Lyonnaise des
1000 Brussels                                                                   Eaux, both of which are holding companies.
(Belgian Citizen)

Robert F.W. van Oordt                               None/Director               Chairman of the Supervisory Board of NKF
avenue Louse 545                                                                Holding N.V., a holding company.
1050 Brussels
(Dutch Citizenship)

Klaus Wendel                                        None/Director               Member of the Executive Committee of
c/o Societe General de Belgique                                                 Societe Generale de Belgique, a holding
Rue Royale 30                                                                   company.
1000 Brussels
(German Citizen)

Thomas Leysen                                       None/Executive Vice
c/o n.v. Union Miniere s.a.                         President, Deputy
Rue du Marais 31                                    Chairman of the Executive
1000 Brussels                                       Committee
(Belgian Citizen)

-----------------------------                    -------------------------------
CUSIP No. 51806K 10 4                            Page 14 of 24 Pages
-----------------------------                    -------------------------------

Name, Address and                                   Position with Union         Present Principal Occupation (if other
Country of Citizenship                              Miniere Inc./Position       than position with Union Miniere Inc. or
                                                    with n.v. Union Miniere     n.v. Union Miniere s.a.)
                                                    s.a.
Jean-Luc Deleersnyder                               None/Executive Vice
c/o n.v. Union Miniere s.a.                         President
Rue du Marais 31
1000 Brussels
(Belgian Citizen)

-----------------------------                    -------------------------------
CUSIP No. 51806K 10 4                            Page 15 of 24 Pages
-----------------------------                    -------------------------------

                                  Exhibit Index

Exhibit                               Description
-------                               -----------
1             Joint Filing Agreement
2             Confidentiality Agreement between Laser Power and Union Miniere
              Inc., dated February 25, 1999.
3             Form of Warrant issued to Union Miniere Inc. by Laser Power
              Corporation. (1)
4             Form of Registration Rights Agreement, dated May 1997, by and among Laser Power Corporation, Union Miniere Inc. and Proxima
              Corporation. (2)
5             Series A Convertible Subordinated Debenture, dated December 29,
              1988, issued by Laser Power Corporation to Union Mines Inc. (and later assigned to Union Miniere Inc.) (1)
6             Series A Convertible Subordinated Debenture, dated June 18, 1990, issued by Laser Power Corporation to Union Mines Inc. (and later assigned to Union Miniere Inc.) (1)
7             Form of Amendment to Convertible Subordinated Debentures by and
              between Laser Power Corporation and Union Miniere Inc., dated as of May 1997. (2)
8             Form of Nonstatutory Stock Option issued to Richard C. Laird. (2)

--------------
(1) Incorporated by reference to Laser Power's Registration Statement on Form SB-2, No. 333-24421, as filed on April 2, 1997.

(2) Incorporated by reference to Laser Power's Registration Statement on Form SB-2, No. 333-24421, as filed on June 10, 1997.